Exhibit 99.1

ARRAS MINERALS INTERCEPTS 1120.4M @ 0.59 % CuEq, INCLUDING 465.1 M @ 0.81 % CuEq STARTING FROM 43.9M BELOW SURFACE ON THE BESKAUGA PROJECT IN NORTHEASTERN KAZAKHSTAN

June 22, 2022 TSX-V: ARK

Vancouver, British Columbia – Arras Minerals Corp. (TSX-V: ARK) (“Arras” or “the Company”) is pleased to announce assay results from holes Bg21003 and Bg21004 from the ongoing drill program at the Beskauga copper-gold deposit and surrounding area (“Beskauga” or the “Project”).

Highlights:

•	Hole Bg21004 returned a significant intersection of 1120.4 meters of mineralization grading 0.59 % copper-equivalent (“CuEq”) or 0.73 g/t gold-equivalent (“AuEq”) (0.39 g/t gold (“Au”), 0.25 % copper (“Cu”), 1.31 g/t silver (“Ag”) and 22.3 ppm molybdenum (“Mo”)) starting at 43.9 meters from surface to end of hole.
o	Including 465.1 meters grading 0.81 % CuEq or 1.00 g/t AuEq (0.52 g/t Au, 0.36 % Cu, 1.70 g/t Ag and 25.6 ppm Mo) from 43.9 meters depth down-hole.
o	And including 35 meters grading 0.76 % CuEq or 0.94 g/t AuEq (0.46 g/t Au, 0.37 % Cu, 2.0 g/t Ag and 26.2 ppm Mo) from 741 meters depth down-hole.
o	And including 207 meters grading 0.73 % CuEq or 0.90 g/t AuEq (0.55 g/t Au, 0.26 % Cu, 1.68 g/t Ag and 23.7 ppm Mo) from 863 meters depth down-hole.
•	The hole demonstrates the continuity of high-grade mineralization to depth, up to 460 m beneath the base of the block model of Arras’ recently announced Mineral Resource Estimate for Beskauga (see Arras’ news release dated June 20, 2022). The hole was terminated at a depth of 1164.3 m due to the capacity of the drill rig and ended in porphyry-style mineralization with mineralization remaining open at depth.
•	The top of Hole Bg21003 returned 83.1 meters of mineralization grading 0.51% CuEq (0.33 g/t Au, 0.23 % Cu, 1.19 g/t Ag, and 13 ppm Mo) starting at 49.5 meters from surface before the hole entered an unmineralized post-mineral porphyritic diorite.
•	Drilling is ongoing at Beskauga with further assay results expected in the coming weeks.

Commenting on the results, Tim Barry, CEO of Arras stated, “When considering the copper-equivalent grade multiplied by the length of the intercept, hole Bg21004 represents one of the best holes ever drilled on the Beskauga property, second only to hole Bg21001 that returned an impressive 973.2 meters @ 0.82 % CuEq [for further details, see Arras’ press release dated January 31, 2022]. Perhaps more significantly, hole Bg21004 drilled 460 m below the base of our current resource block model, substantially expanding the potential volume of high-grade mineralization to depth in the southwest part of the main deposit. Our Beskauga project continues to deliver, demonstrating the large-scale characteristics of the deposit. We expect further drill assays to be finalized over the coming weeks which we will report as they become available.”

A summary of the results announced in this news release is outlined in the table below.

Table 1. Summary table for holes Bg21003 and Bg21004.

Notes: Copper Equivalent (“CuEq”) grades reported for the drill holes at Beskauga were calculated using the following formula: CuEq % = Copper (%) + (Gold (g/t) x 0.8264) + (Silver (g/t) x 0.0107) + (Molybdenum (ppm) x 3.3333). Gold Equivalent (“AuEq”) grades reported for the drill holes at Beskauga were calculated using the following formula: AuEq g/t = Gold (g/t) + (Copper (%) x 1.2100) + (Silver (g/t) x 0.0129) + (Molybdenum (ppm) x 4.0334). Assumptions used for the copper and gold equivalent calculations were metal prices of US$3.00/lb. Copper, US$1,700/oz Gold, US$22/oz Silver, US$10/lb. Molybdenum, and metallurgical recoveries were assumed to be 100%.

Drill Program: In October 2021, Arras announced the start of a planned 30,000-meter diamond drill program targeting the extensions of the Beskauga deposit both laterally and at depth (see Figure 1). The drill program is being conducted under the Option to Purchase agreement (“Option Agreement”) executed on January 26, 2021, with Copperbelt AG (“Copperbelt”), a private mineral exploration company registered in Zug, Switzerland.

In addition to testing the extents of the Beskauga deposit, the drilling program is also targeting a series of previously undrilled targets in the wider area. These wider targets are supported by both ground and recently flown airborne geophysics, as well as in-situ geochemistry, derived using “KGK” drilling (a drilling method akin to 'wet' reverse circulation drilling, that recovers a 1-3 m core sample from the top of the underlying bedrock which is used by Arras to efficiently map lithology, alteration, and geochemistry across the property beneath overburden).

For both the diamond and KGK drilling, Arras is using the local company “Tsentrgeolsemka LLP”. Tsentrgeolsemka LLP is independent of Arras. Arras plan to mobilize diamond drill rigs with the capacity to drill deeper to enable the Company to fully evaluate the continuation of the high-grade mineralization to depth.

Results:

Bg21003 was collared 340 m south-west of Bg21004 and drilled at an angle of -70 o towards the south to a final depth of 404.7 m. The hole was designed to test a clustering of Au-Cu-As-Bi anomalies within top of bedrock samples retrieved through historical KGK drilling by Copperbelt. The hole started in reasonably strong mineralization, up to 0.8 g/t Au, 0.62 % Cu, 2.45 g/t Ag, and 75 ppm Mo within a diorite with strong to very strong argillic alteration comprising of illite and smectite with subordinate kaolinite, before entering an unmineralized post-mineral xenolithic porphyritic diorite dyke with strong to moderate argillic alteration at a depth of 132.6 to 185.3 meters down-hole. After the porphyritic diorite dyke, the hole entered a weakly porphyritic, moderately argillic altered late-mineral diorite variant with very weak mineralization (with sporadic higher grades up to 0.75 % CuEq, dominated by copper over gold) in which the hole was terminated. The porphyritic diorite dyke is interpreted to have filled a pre-existing E-W trending fault zone that has juxtaposed the strongly Cu-Au mineralized diorite of the main Beskauga deposit to the north, with a distinct weakly mineralized diorite variant to the south and may have structurally offset the southern portion of the orebody. The presence of two distinct diorite variants is further supported by trace element lithogeochemistry.

Bg21004 (see Figures 2 and 3) was collared 100 m west of Bg21001 (for results of Bg21001, refer to Arras’ press release dated January 31, 2022), and drilled at an angle of -70 o towards the south to a final depth of 1164.3 m where it was terminated due to maximum depth capacity of the drill rig. The mineralization observed in hole Bg21004 is hosted within a sodic (strong albite alteration with a characteristic reddening caused by hematite dusting**) altered diorite that has been later overprinted by moderate, to very strong, argillic alteration comprising of illite and smectite; with subordinate kaolinite and dickite present at shallow levels (confirmed by Arras using TerraSpec SWIR/NIR spectroscopy). Mineralization occurs as a mixture of disseminated, vein, and fracture-controlled zones of chalcopyrite, tennantite, and pyrite with minor bornite, covellite, and molybdenite. Zones of sheeted and/or intense stockwork quartz-Cu sulfide veins correlate with high-grade gold and copper assays up to 4.5 g/t Au and 3.01 % Cu, respectively (see Figure 4). Higher Mo grades up to 833 ppm occur sporadically but are more abundant in the deepest parts of the hole. An unmineralized post-mineral, yet argillic altered, xenolithic porphyritic diorite dyke was intersected in two intercepts at depths of 586.85 to 623.7 meters and 640.5 to 715.0 meters down-hole. When removing the grade dilution resulting from the unmineralized dyke, it leaves a residual intercept of 1010.4 meters of mineralization grading 0.65 % CuEq or 0.80 g/t AuEq within the mineralized diorite.

_____________________________________________________________________________________

** Sodic (and potassic) alteration in many alkalic porphyry systems is characterized by hematite dusting of feldspars and the zone of “reddening” can provide a useful vector toward mineralization. In alkalic porphyry systems, sodic alteration can occur in the upper levels of the system, which is in accord with the epithermal overprinting observed within the Beskauga deposit. Arras recently initiated petrological and lithogeochemical studies to fully characterize the alteration, evaluate the alkalic or high-K calc-alkaline nature of the Beskauga deposit, and inform continued exploration.

587,500
588,000
588,500
589,000
5,740,000
5,739,500
5,739,000
5,738,500
5,738,000
N
ARRAS
MINERALS CORP.
A
A'
Bg21004 1120.4m @ 0.59% CuEq (from 43.9m)
Including 465.1m @ 0.81% CuEq (from 43.9m)
Including 35m @ 0.76% CuEq (from 741m)
Including 207m @ 0.73% CuEq (from 863m)
Bg21005 Pending
Bg21001 973.2m @ 0.82% CuEq (from 44m)
Bg21002 995.0m @ 0.4% CuEq (from 43m)
Bg21006 Pending
Bg21003 355.2m @ 0.18% CuEq (from 49.5m)
Including 83.1m @ 0.51% CuEq (from 43.9m)
43-101 Block Model
Gold (g/t)
0.8-2.0
0.5-0.8
0.3-0.5
0.2-0.3
0.1-0.2
0
500
meters

Figure 1. Location of the holes completed to date as part of Arras' planned 30,000 meter drill program on the Beskauga Main deposit and the wider area.

Figure 2. Cross-section showing hole Bg21004 in relation to several historical holes drilled by Copperbelt. Also shown are grade contours based on the Beskauga block model for copper (only) developed for the purposes of the current Mineral Resource Estimate for Beskauga (for further details, please see Arras’ press releases on June 20, 2022). CuEq grades of key intercepts in Bg21004 and historical holes are shown. Note that hole Bg21004 demonstrates the continuity of high-grade mineralization to depth, up to 460 m beneath the base of the current block model. The cross-section demonstrates the steep, southeast dipping high-grade copper-gold-silver trend observed through Arras’ exploration to date. This trend is observed beginning at the paleo-bedrock surface (44m in depth), to average between 200-300m wide and to be consistently mineralized down to at least 1000 meters. Mineralization remains untested at depth.

Figure 3. Cross-section showing hole Bg21004 in relation to several historical holes drilled by Copperbelt. Also shown are grade contours based on the Beskauga block model for gold (only) developed for the purposes of the current Mineral Resource Estimate for Beskauga (for further details, please see Arras’ press releases on June 20, 2022). AuEq grades of key intercepts in Bg21004 and historical holes are shown. Note that hole Bg21004 demonstrates the continuity of high-grade mineralization to depth, up to 460 m beneath the base of the current block model. The cross-section demonstrates the steep, southeast dipping high-grade copper-gold-silver trend observed through Arras’ exploration to date. This trend is observed beginning at the paleo-bedrock surface (44m in depth), to average between 200-300m wide and to be consistently mineralized down to at least 1000 meters. Mineralization remains untested at depth.

Depth (m)	Photograph	Description and grade	Depth (m)	Photograph	Description and grade
57		Silicification with minor py. Cut by qtz-carb-py-tnt veins. **Sample interval grading 1.45 % CuEq (0.93 g/t Au, 2.5 g/t Ag, 0.66 % Cu and 32.2 ppm Mo).**	[illegible]		Carb-tnt cutting earlier qtz-mt-cpy veins. **Sample interval grading 1.73 % CuEq (1.42 g/t Au, 1.78 g/t Ag, 0.54 % Cu and 5.9 ppm Mo).**
[illegible]		Qtz-tnt-cpy-py veins cut by later carb veins. **Sample interval grading 1.14 % CuEq (0.78 g/t Au, 2.02 g/t Ag, 0.48 % Cu and 20.1 ppm Mo).**	[illegible]		Qtz-cpy-tnt-cov veins with halos of disseminated tnt. **Sample interval grading 0.98 % CuEq (0.65 g/t Au, 2.12 g/t Ag, 0.43 % Cu and 7.2 ppm Mo).**
[illegible]		Coarse grained cpy in qtz-carb-cpy vein. **Sample interval grading 1.71 % CuEq (1.18 g/t Au, 3.29 g/t Ag, 0.7 % Cu and 38.7 ppm Mo).**	[illegible]		Qtz-carb-hem-cpy-py veining. **Sample interval grading 0.81 % CuEq (0.61 g/t Au, 0.79 g/t Ag, 0.30 % Cu and 6.9 ppm Mo).**
[illegible]		Carb-tnt-cpy vein cutting earlier qtz-cpy-tnt veins. **Sample interval grading 2.19 % CuEq (1.25 g/t Au, 2.29 g/t Ag, 1.14 % Cu and 36.5 ppm Mo).**	[illegible]		Xenolithic porphyritic diorite dyke. Unmineralized: 0.02 % CuEq (0.02 g/t Au, 0.05 g/t Ag, 0.003 % Cu and 0.34 ppm Mo).
[illegible]		Qtz-tnt-py and carb-tnt-py veins. **Sample interval grading 0.89 % CuEq (0.56 g/t Au, 2.42 g/t Ag, 0.42 % Cu and 14.7 ppm Mo).**	[illegible]		Qtz-tnt-cpy veins in very strongly argillic altered diorite. **Sample interval grading 2.51 % CuEq (2.01 g/t Au, 8.26 g/t Ag, 0.81 % Cu and 48.8 ppm Mo).**
[illegible]		Qtz-tnt-cpy veins with carb filling perpendicular fractures. **Sample interval grading 1.96 % CuEq (1.23 g/t Au, 3.91 g/t Ag, 0.92 % Cu and 18.8 ppm Mo).**	[illegible]		Parallel qtz-cpy-tnt veinlets. **Sample interval grading 1.26 % CuEq (0.96 g/t Au, 2.63 g/t Ag, 0.46 % Cu and 5.3 ppm Mo).**
[illegible]		Qtz-tnt stockwork veining in strongly argillic altered diorite. **Sample interval grading 1.72 % CuEq (1.02 g/t Au, 4.21 g/t Ag, 0.85 % Cu and 30.5 ppm Mo).**	[illegible]		Mt-qtz-carb-cpy veining. **Sample interval grading 0.57 % CuEq (0.45 g/t Au, 0.76 g/t Ag, 0.19 % Cu and 4.7 ppm Mo).**
[illegible]		Qtz-tnt-cpy stockwork veining. **Sample interval grading 1.34 % CuEq (0.7 g/t Au, 3.04 g/t Ag, 0.75 % Cu and 13.9 ppm Mo).**	[illegible]		Qtz-carb-cpy-py veining. **Sample interval grading 1.84 % CuEq (0.95 g/t Au, 2.62 g/t Ag, 1.01 % Cu and 110.5 ppm Mo).**
[illegible]		Sheeted qtz-tnt veinlets. **Sample interval grading 1.44 % CuEq (0.86 g/t Au, 4.41 g/t Ag, 0.71 % Cu and 30.9 ppm Mo).**	[illegible]		Strongly argillic altered diorite with abundant patches of tnt. **Sample interval grading 0.63 % CuEq (0.24 g/t Au, 5.08 g/t Ag, 0.36 % Cu and 188.0 ppm Mo).**

Figure 4. Photos of the diamond drill core from Bg21004 showing the typical styles of veining, mineralization and alteration observed throughout the hole.

About the Beskauga Deposit:

The Beskauga deposit is a gold-copper-silver deposit with a NI 43-101 compliant “Indicated” Mineral Resource of 111.2 million tonnes grading 0.49 g/t gold, 0.30% copper, and 1.34 g/t silver for 1.75 million ounces of contained gold, 333.6 thousand tonnes of contained copper, and 4.79 million ounces of contained silver and an “Inferred” Mineral Resource of 92.6 million tonnes grading 0.50 g/t gold, 0.24% copper and 1.14 g/t silver for 1.49 million ounces of contained gold, 222.2 thousand tonnes of contained copper, and 3.39 million ounces of contained silver. This resource is based on 122 drill holes completed between 2007 and 2021. For further details regarding the Mineral Resource estimate at the Beskauga project, please see the technical report entitled “Beskauga Copper-Gold Project, Pavlodar Province, the Republic of Kazakhstan, dated February 20, 2022, and filed on the Company’s website and on the Company’s SEDAR profile at www.sedar.com.

The constraining pit was optimized and calculated using an NSR cut-off based on a price of: $1,750/oz for gold, $3.50/lb for copper, $22.00/oz for silver, and with an average recovery of 85% for copper and 74.5% for gold and 50% for silver.

Based on exploration undertaken to date, the Beskauga deposit is interpreted by Arras to represent a gold-rich porphyry copper-gold deposit that has been overprinted by high-sulfidation epithermal mineralization, either through telescoping or due to clustering of multiple porphyry centers within the Beskauga license that have superimposed alteration and mineralization upon earlier phases. Beskauga is located within the highly under-explored Bozshakol-Chingiz Volcanic Arc, which hosts KAZ Minerals’ Bozshakol porphyry Cu-Au mine only 130 km west of Beskauga. Bozshakol is one of the largest copper resources in Kazakhstan with 1.123 billion tonnes at 0.35% Cu, 0.14 g/t Au and 1.00 g/t Ag in Measured and Indicated Resources. The mine has a 30 Mtpa ore processing capacity and a remaining mine life of >40 years.

Contrary to many porphyry copper deposits being developed in other jurisdictions globally, the Beskauga project benefits from excellent modern infrastructure and accessibility and is located at 350m above sea level. The region is mining-friendly and hosts several large-scale mining operations. Arras’ operations are based out of the nearby mining town of Ekibastuz, which services the largest coal mine in Kazakhstan and provides a highly trained workforce for the Company to draw upon. Paved road access, 1100 KVA power lines, heavy rail, and the Irtysh–Karaganda irrigation canal all lie within a 25-kilometer radius of the project. The capital city of Nur-Sultan, located approximately 300 kilometers along a four-lane highway to the west of the project, has a major international airport allowing for easy access and administration of the Beskauga project.

Assay and QAQC Procedures:

Diamond drill core was sampled in 1-meter intervals (except were shortened by geological contacts) using a rock saw. Core diameter is a mix of HQ and NQ depending on the depth of the drill hole. Samples were cut and sampled at Arras’ operational base in the town of Ekibastuz, Kazakhstan by Company personnel. All sample preparation and geochemical analysis of the diamond drill core were undertaken by ALS Global at its laboratories in Karaganda (Kazakhstan) and Loughrea (Republic of Ireland), respectively. ALS Global is an accredited laboratory that is entirely independent of the Company.

After drying and fine crushing, a 250 g split was pulverized to 85 % passing a -75-micron screen. A 30 g split of the pulp was analyzed for gold using fire assay and Atomic Absorption Spectroscopy (AAS) finish (ALS method: Au-AA25™) at ALS Karaganda. A second pulp split was then air freighted to ALS Loughrea and analyzed for 48 elements by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) after 4-acid digestion on a 0.25 g aliquot (ALS method: ME-MS61™). Samples exceeding 1% copper were re-analyzed using a 4-acid digest ICP-MS ore grade method (ALS method: Cu-OG62™).

Arras Minerals operates according to its rigorous internal Quality Assurance and Quality Control (QA/QC) protocols, which are consistent with industry best practices. This includes the insertion of certified standards, blanks, and field duplicates comprising of quarter drill core at an insertion rate of 2.5%, 2.5%, and 5% respectively, which is deemed appropriate for this stage of exploration. The blanks and standards are Certified Reference Materials (CRM’s) supplied by Ore Research and Exploration, Australia. Internal QA/QC samples were also inserted by the analytical laboratories and reviewed by the Company prior to release. No material QA/QC issues have been identified with respect to sample collection, security, and assaying.

Qualified Person:

The scientific and technical disclosure for the Beskauga Project included in this news release has been reviewed and approved by Joshua Hughes, the Vice President Exploration, and a full-time employee of Arras Minerals Corp., who is also a Member and Chartered Professional Geologist (MAusIMM CP(Geo)) of the Australasian Institute of Mining and Metallurgy, a Fellow of the Society of Economic Geologists (FSEG) and a Fellow of the Geological Society of London (FGS). Mr Hughes has sufficient experience, relevant to the styles of mineralization and type of deposits under consideration and to the activity that he is undertaking, to qualify as a "Qualified Person" for the purposes of National Instrument 43-101.

On behalf of the Board of Directors

"Tim Barry"

Tim Barry, MAusIMM CP(Geo)

Chief Executive Officer and Director

INVESTOR RELATIONS:

+1 604 687 5800

info@arrasminerals.com

About Arras Minerals Corp.

Arras Minerals Corp. is British Columbia incorporated public company trading on the TSX-V exchange under the symbol “ARK.” The Company is advancing a portfolio of copper and gold assets in northeastern Kazakhstan, including an Option Agreement on the Beskauga copper and gold project. Further information can be found on the Company’s website www.arrasminerals.com or follow us on LinkedIn: https://www.linkedin.com/company/arrasminerals

Cautionary note regarding forward-looking statements: This news release contains forward-looking statements regarding future events and Arras’ future results that are subject to the safe harbors created under the U.S. Private Securities Litigation Reform Act of 1995, the Securities Act of 1933, as amended, and the Exchange Act, and applicable Canadian securities laws. Forward-looking statements include, among others, statements regarding the use of net proceeds from the recent private placement, plans and expectations of the drill program Arras is in the process of undertaking, including the expansion of the Mineral Resource, and other aspects of the Mineral Resource estimates for the Beskauga project. These statements are based on current expectations, estimates, forecasts, and projections about Arras’ exploration projects, the industry in which Arras operates and the beliefs and assumptions of Arras’ management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions and references to future periods, are intended to identify such forward-looking statements. Forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond management’s control, including undertaking further exploration activities, the results of such exploration activities and that such results support continued exploration activities, unexpected variations in ore grade, types and metallurgy, volatility and level of commodity prices, the availability of sufficient future financing, and other matters discussed under the caption “Risk Factors” in the Non-Offering Prospectus filed on the Company’s profile on SEDAR on May 31, 2022 and in the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2021 filed with the U.S. Securities and Exchange Commission filed on February 17, 2022 available on www.sec.gov. Readers are cautioned that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those expressed or implied in the forward-looking statements. Any forward-looking statement made by the Company in this release is based only on information currently available and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise.